

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2013

Via E-mail
Dr. Yakov Kogan
Chief Executive Officer
Cleveland Biolabs, Inc.
73 High Street
Buffalo, NY 14203

      Re: Cleveland Biolabs, Inc.
              Form 10-K
              Filed March 18, 2013
              File No. 001-32954

Dear Dr. Kogan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

License Agreements and Collaborations, page 15

1. We note your discussion of various license agreements and collaborations, and prior discussion in your correspondence letter on August 26, 2010. Please provide draft disclosure to be included in your next Form 10-K that discusses the following information regarding each of the noted collaborations:

    - We note your statement on page 15 that under the Cleveland Clinic Foundation agreement effective as of July 1, 2004, you agreed to make certain milestone, royalty and sublicense royalty payments. Please disclose the milestone payments paid to date, milestone payments to be paid, and the royalty rates under this agreement. Please also disclose the material termination provisions under this agreement;

    - We note your statement on page 16 that you have entered into an agreement with RPCI in December 2007. Please disclose the milestone payments paid to date, milestone payments to be paid, and the royalty rates under this agreement. Please also disclose the material termination provisions under this agreement. Additionally please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company;

- We note your statement on page 16 that Panacela and RPCI entered into a license agreement in September 2011. Please disclose the milestone payments paid to date, milestone payments to be paid, and the royalty rates under this agreement. Please also disclose the material termination provisions under this agreement; and

- We note your statement on page 16 that Panacela and CCIA entered into a license agreement in September 2011. Please disclose the milestone payments paid to date, milestone payments to be paid, and the royalty rates under this agreement. Please also disclose the material termination provisions under this agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623 or myself at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director